1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated March 25, 2005

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      V            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                              No      V

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 3/25/2005	By	/s/ Stan Hung
Stan Hung
Chief Financial Officer

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Exhibit

Exhibit	Description
99.1	UNITED MICROELECTRONICS CORPORATION CODE OF ETHICS FOR DIRECTORS, SUPERVISORS AND OFFICERS

99.2	UNITED MICROELECTRONICS CORPORATION EMPLOYEE CODE OF CONDUCT

Exhibit 99.1

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UNITED MICROELECTRONICS CORPORATION

CODE OF ETHICS FOR DIRECTORS, SUPERVISORS AND OFFICERS

The Board of Directors (the “Board”) of United Microelectronics Corporation (the “Company”) has adopted the following Code of Ethics (the “Code”) for directors, supervisors, and officers of the Company. This Code applies to all directors, supervisors and officers. No code or policy can anticipate every situation that may arise. Accordingly, this Code is intended to serve as a source of guiding principles for directors, supervisors and officers. Directors, supervisors and officers are encouraged to bring questions about particular circumstances that may involve one or more of the provisions of this Code to the attention of the Chairman of the Board, who may consult with inside or outside legal counsel as appropriate.

Directors who also serve as officers of the Company should read this Code in conjunction with the Code of Ethics for employees governing the business conduct of Company employees.

1. Conflict of Interest.

Directors, supervisors and officers must avoid any conflicts of interest between the director, supervisor or officer and the Company. Any situation that involves, or may reasonably be expected to involve, a conflict of interest with the Company should be disclosed promptly to the Chairman of the Board, such as extending a loan to, providing a guarantee of the obligations of, conducting a material transaction with, selling products to or purchasing products from a director, supervisor or officer (or a member of his or her immediate family).

A “conflict of interest” can occur when a director’s, supervisor’s or officer’s personal interest is adverse to - or may appear to be adverse to - the interests of the Company as a whole. Conflicts of interest also arise when a director, supervisor or officer, or a member of his or her immediate family,1 receives improper personal benefits as a result of his or her position as a director, supervisor or officer of the Company.

This Code does not attempt to describe all possible conflicts of interest that could develop. Some of the more common conflicts from which directors, supervisors or officers must refrain are set out below.

•	Relationship of Company with third parties. Directors, supervisors or officers may not engage in any conduct or activities that are inconsistent with the Company’s best interests or that disrupt or impair the Company’s relationship with any person or entity with which the Company has or proposes to enter into a business or contractual relationship.

•	Compensation from non-Company sources. Directors, supervisors or officers may not accept compensation (in any form) for services performed for the Company from any source other than the Company.

•	Gifts. Directors, supervisors or officers and members of their immediate families may not accept gifts from persons or entities who deal with the Company in those cases where any such gift has more than a nominal value or where acceptance of the gifts could create the appearance of a conflict of interest.

[1]	“Immediate family” shall include a person's spouse, parents, children, and relatives within the three degree of kinship.

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•	Personal use of Company assets. Directors, supervisors or officers may not use Company assets, labor or information for personal use unless approved by the Chairman of the Board or as part of an approved compensation or expense reimbursement program.

2. Corporate opportunities.

Directors, supervisors and officers are prohibited from: (a) taking for themselves personally opportunities that are discovered through the use of the Company’s property, information or position; (b) using the Company’s property, information, or position for personal gain; or (c) competing with the Company.

3. Corporate assets; confidentiality.

Directors, supervisors and officers are expected to protect the assets of the Company and use them efficiently to advance the interests of the Company. Those assets include tangible assets and intangible assets, such as confidential information of the Company. Directors, supervisors and officers should maintain the confidentiality of information entrusted to them by the Company and any other confidential information about the Company that comes to them, from whatever source in the course of the Company’s business, in their capacity as director, supervisor or officer except when disclosure is authorized or legally mandated. For purposes of this Code, “confidential information” includes all non-public information relating to the Company, its customers or suppliers.

4. Compliance with laws, rules and regulations; fair dealing.

Directors, supervisors and officers shall comply, and satisfy themselves that appropriate policies and procedures are in place for compliance by directors, supervisors and officers, with laws, rules and regulations applicable to the Company, including insider trading laws. Transactions in the Company’s securities are governed by the Company’s policies with respect to trading such securities.

Directors, supervisors and officers shall endeavor to deal fairly with the Company’s customers, suppliers, competitors and employees. No director, supervisor or officer should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing influence.

5. Accurate Reports and other Public Communications.

It is crucial that all books of account, financial statements and records of the Company reflect the underlying transactions and any disposition of assets in a full, fair, accurate and timely manner. All officers, directors and supervisors who are involved in the Company’s disclosure process are required to know and understand the disclosure requirements applicable to the Company that are within the scope of their responsibilities, and must endeavor to ensure that information in documents that the Company files with or submits to the ROC Securities and Futures Bureau and the U.S. Securities and Exchange Commission, or otherwise disclosed to

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the public, is presented in a full, fair, accurate, timely and understandable manner. Additionally, each individual involved in the preparation of the Company’s financial statements must prepare those statements in accordance with our internal accounting principles, which take into account generally accepted accounting principles in the ROC and relevant laws and regulations and government guidelines applicable to the Company, consistently applied, and any other applicable accounting standards and rules so that the financial statements materially, fairly and completely reflect the business transactions and financial condition of the Company.

6. Encouraging the reporting of any illegal or unethical behavior.

Directors, supervisors and officers should promote ethical behavior and take steps to ensure the Company:

(a) encourages employees to talk to supervisors, managers and other appropriate personnel when in doubt about the best course of action in a particular situation; (b) encourages employees to report violations of laws, rules, regulations, the Company’s internal rules, or the Code of Ethics for employees to appropriate personnel; and (c) informs employees that the Company will not allow retaliation for reports made in good faith.

7. Compliance Procedures.

Any suspected violations of this Code should be reported promptly to supervisors, managers, internal auditor, the Audit committee after its establishment or other personnel as appropriate, or in the case of an officer in accordance with the procedures set forth in the Code of Ethics for employees. No one will be subject to retaliation because of a good faith report of a suspected violation. Violations will be investigated by the Board or by a person or persons designated by the Board. Any waiver of this Code may be made only by the Board and the details of the waiver, including name and title of the receiving party of the waiver, date of the board meeting when the waiver is granted, the validity period of waiver, reason to grant the waiver and principle for granting waiver, will be promptly disclosed to shareholders and others, as required by applicable law and the Taiwan Stock Exchange listing standards. All requests for waivers or review by the Board should be made to the Company’s director.

8. Enforcement of this Code of Ethics

The Board shall determine appropriate actions to be taken in the event of violations of this Code and set forth procedure for the person who is determined to have been violated to this Code in the event of disagreement with the determination. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to this Code. In determining the proper course of action in a particular case, the Board shall take into account all relevant information, including the nature and severity of the violation, whether the violation appears to have been intentional or inadvertent and whether the individual in question had been advised prior to the violation.

Exhibit 99.2

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UNITED MICROELECTRONICS CORPORATION

EMPLOYEE CODE OF CONDUCT

I. Objective:

The company’s objective in establishing this “Code of Conduct” is to promote ethics, honesty and professionalism within the company and among its employees. The company believes in being an integrated organization and that the action of every employee affects its entire organization and reputation. The company expects all employees to abide by this Code in carrying out their duties and functions so as to preserve public trust and to ensure the company’s sustainable growth and development.

II. Scope:

This policy and its related procedures and measures are applicable to all employees (including senior executives and officers).

III. Content:

1.	Morality and integrity

1-1	The company dedicates itself to abide by commercial ethics and firmly believes in the values of an integrated organization. This guideline has been introduced to outline applicable legal requirements and company policy required of the company and all employees. Any company employee with any query concerning ethics or legal matters is advised to consult with his or her division head or the company’s legal division for guidance.

1-2	Ethical standards shall not be confined to legal compliance. Each individual shall be obligated to conduct all businesses ethically and to avoid any activity that would lead to a conflict of interest.

1-3	The principles governing ethics and integrity are comprised of:

1-3-1	Conducting all business with integrity and truthfully recording the process of all business dealings.

1-3-2	Ensuring proper confidentiality of all commercial information when executing a mission and retaining complete commercial and operational records, as well as respecting the commercial assets and intellectual properties of the company, each client and each strategic partner of the company.

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1-3-3	All company accounting ledgers, invoices, records, accounting entries, capital and assets must be securely cataloged and safeguarded to ensure that all company transactions and business dealings can be fairly and accurately reflected. It is strictly forbidden to fabricate, falsify or create misleading claims or to fabricate or falsify any accounting entries, records, financial reports or any other related documents, or to make any misleading claims or records, or intentionally hide or cover the state of the company’s transactions; nor it is permitted to open, maintain or access any illegitimate accounts with any bank or a third party institution with which to conduct account transactions related to the company.

1-3-4	It is forbidden to destroy, alter or forge any pertinent records that may likely be linked to an investigation, litigation or legal related settlement proceeding.

1-3-5	When coming across incidents involving alleged unethical conduct or suspicions of violation to this rule, all personnel are obligated to inform the company’s management.

2.	Respect for individuals and customers

2-1	The company respects the privacy and integrity of every employee and upholds strict standards of privacy and confidentiality for individual personal data. Treatment of customers and commercial data concerning other individuals shall also be bound by this principle of confidentiality.

2-2	Each employee should endeavor to deal fairly with the company’s customers, suppliers, competitors and other employees. No employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

2-3	The company is to maintain open communication channels that would encourage all employees to participate in company affairs and to express their opinions to supervisors of all levels.

3.	Avoidance of conflict of interest

3-1	Prior to engaging in any business, investment or related activity that may lead to a conflict of interest between personal and professional relationships, the employee must fully disclose such conflict of interest to, and the potential conflict must be subject to review by, the chairman & president’s office. More detailed guidelines on conflicts of interest are set forth in

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the company’s “Ethics Rules” for the employees. All company personnel are obligated to file a report with the Administration Division of the company citing any probable conflict of interest that might concern the individual or the company.

3-2	Employees should avoid incidents that may involve a probable conflict of interest – for instance, an employee moonlighting at a non-affiliated company; or an employee negotiating or conducting business transactions with the company which would benefit such employee or the employee’s family or relatives personally. Employees are prohibited to (a) take for themselves personally opportunities that are discovered through the use of corporate property, information or position, (b) use corporate property, information or position for personal gain and (c) compete with the company.

3-3	All employees are prohibited to provide or disclose openly company confidential information without securing proper authorization from the company. It is strictly forbidden to trade confidential or insider information for individual gain, or to benefit others or put the company’s interest in jeopardy.

3-4	All employees are forbidden to engage in any of the aforesaid activities through an agent, partner or any representative only to circumvent this guideline.

3-5	All personnel that participate in the review, evaluation and selection of vendors should avoid any circumstance that has the potential to bias a fair decision.

3-6	Unless otherwise approved by the board of directors in advance and in compliance with all applicable laws, employees are not permitted to take out or accept company loans on behalf of oneself or one’s relative, or demand the company to issue liability guarantee.

3-7	Unless for company’s business, advanced authorization shall be sought prior to accessing any of the company’s services, equipment, facilities, properties or any other form of resources. All employees should protect the company’s assets and ensure their efficient use. The company’s assets, whether tangible or intangible, are to be used only by authorized employees or their designees and only for the legitimate business purposes of the company.

4.	Gratuity and business reception

4-1	All employees are prohibited to accept from or give to any customer, supplier or contingent party related to the company any kickbacks or any other form of illicit gain.

4-2	All employees are strictly forbidden to accept gifts from the company’s vendors valued at over one thousand N.T. dollars (NT$1,000), or any cash, or any equivalent in monetary goods, i.e. gift certificates, check, stock certificate and the like.

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4-3	All employees are forbidden to accept lavish entertainment or reception.

4-4	For the purpose of maintaining a normal business relationship, gifts that are to be presented to business counterparts should be imprinted with the company’s logo.

4-5	It is prudent to conform to the general practice of common business decorum when accepting or arranging any type of business reception, and all employees shall refrain from being excessively lavish and refrain from incurring significant or unnecessary expenses.

5.	Full, fair, accurate, timely and understandable disclosure

5-1	It is crucial that all books of account, financial statements and records of the company reflect the underlying transactions and any disposition of assets in a full, fair, accurate and timely manner.

5-2	All employees who are involved in the company’s disclosure process are required to know and understand the disclosure requirements applicable to the company that are within the scope of their responsibilities, and must endeavor to ensure that information in documents that the company files with or submits to the Securities and Futures Bureau, Financial Supervisory Commission, Executive Yuan, ROC and the U.S. Securities and Exchange Commission, or that is otherwise disclosed to the public, is presented in a full, fair, accurate, timely and understandable manner.

5-3	It is critically important that financial statements and related disclosures be free of material errors. Employees are prohibited from knowingly making or causing others to make a materially misleading, incomplete or false statement to an accountant or an attorney in connection with an audit or any filing with any governmental or regulatory entity (such as the ROC Securities and Futures Bureau, Financial Supervisory Commission, Executive Yuan, ROC, the U.S. Securities and Exchange Commission or the New York Stock Exchange).

5-4	No individual, or any person acting under his or her direction, shall directly or indirectly take any action to coerce, manipulate, mislead or fraudulently influence any of the company’s auditors if he or she knows (or should know) that his or her actions, if successful, could result in rendering the company’s financial statements materially misleading.

6.	Accountability and implementation of Code of Conduct

6-1	All employees are to comply with applicable governmental laws, rules and regulations, and the company’s regulations and procedures.

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6-2	All employees are required to be vigilant of any probable violation or breach of this Code of Conduct, and are obligated to promptly report to supervisors, managers, internal auditor, the Audit committee after its establishment, or other personnel as appropriate, in the event of coming across any act that might contravene governmental laws, rules and regulations or this Code of Conduct. When deemed necessary, a report may be filed directly with the Administration Division head or through other division heads. An individual’s act in reporting a violation to these professional ethics rule and one’s participation in all subsequent investigations of the violation will be kept strictly confidential, to ensure that the individual’s identity is duly protected and to avoid unfair retaliation or treatment.

6-3	Those found violating or breaching this Code of Conduct are to face adequate corrective action by the company depending on the severity of an incident. It is the responsibility of each employee to carefully read, understand and comply with this Code of Conduct and, as needed, to seek clarification on any point. Questions regarding any legal or ethical requirements should be directed to the head of the Administration Division or the company’s legal division.

7.	Waivers and amendments

7-1	The company may waive application of this Code of Conduct to employees in certain limited situations. Any waivers of the provisions of this Code of Conduct for executive officers may be granted only in exceptional circumstances by the board of directors. The company will promptly disclose to its shareholders any such waivers granted to any of its executive officers and the reason for such waiver.

7-2	Amendments to this Code of Conduct shall be promptly disclosed by the company. It is each individual’s responsibility to maintain familiarity with this Code of Conduct as the company reviews and revises its content from time to time.